UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated November 16, 2011: Paragon Shipping Inc. Reports Third Quarter and Nine Months Ended September 30, 2011 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: November 16, 2011	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chairman and Chief Executive Officer

Exhibit 99.1

PARAGON SHIPPING INC. REPORTS THIRD QUARTER AND NINE MONTHS ENDED

SEPTEMBER 30, 2011 RESULTS

ATHENS, Greece, November 16, 2011 - Paragon Shipping Inc. (NYSE: PRGN), or the Company, a global shipping transportation company specializing in drybulk cargoes, announced today its results for the third quarter and nine months ended September 30, 2011.

Commenting on the results, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, “We are pleased to announce that Paragon is now back to profitability after only one quarter of reported losses which was the result of several non-recurring non-cash items. After adjusting for non-cash items for the third quarter of 2011, the Company reported EBITDA of $12.1 million and Net Income of $2.9 million or $0.05 per share. We continue to take advantage of diversified operations with our investment in Box Ships Inc., which contributed a cash inflow of $0.5 million from dividend distributions. We expect this amount to increase substantially in the next quarter.”

Mr. Bodouroglou continued, “Since last quarter, we have remained active with our fleet renewal and employment strategy. On October 13, 2011, we agreed to sell our 16 year old Handymax vessel, M/V Crystal Seas, the oldest vessel in our fleet. Following the sale of the vessel, our fleet average age improved from 8.4 years to 7.6 years, compared to the industry average of approximately 10 years. Subsequent to the third quarter, we improved our contracted charter coverage by entering into medium-term time charter contracts for three of our Panamax vessels. We have thus improved our fixed revenue coverage from 59% to 84% in 2012, and plan to enter into additional time charter employments for the vessels with expiring contracts.”

Mr. Bodouroglou concluded, “Since inception, the Company is focused on a conservative approach to fleet growth and cost control. Our aim is to navigate the Company through the downturn of the shipping cycle, while maintaining our ability to exploit opportunities that may arise.”

Third Quarter 2011 Financial Results:

Gross time charter revenue for the third quarter of 2011 was $21.0 million, compared to $28.7 million for the third quarter of 2010. The Company reported net income of $0.3 million, or $0.005 per basic and diluted share for the third quarter of 2011, calculated on 58,512,677 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the third quarter of 2010, the Company reported net income of $4.1 million, or $0.081 per basic and diluted share, calculated on 49,482,858 weighted average number of basic and diluted shares.

Excluding all non-cash items described below, adjusted net income for the third quarter of 2011 was $2.9 million, or $0.048 per basic and diluted share, compared to adjusted net income of $8.8 million, or $0.173 per basic and diluted share for the third quarter of 2010. Please refer to the table at the back of this release for reconciliations of adjusted net income to net income and adjusted earnings per share to earnings per share, the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP.

EBITDA for the third quarter of 2011 was $10.3 million, compared to $15.5 million for the third quarter of 2010. EBITDA for the third quarter of 2011 was calculated by adding to net income of $0.3 million, net interest expense and depreciation that, in the aggregate, amounted to $10.0 million. Adjusted EBITDA, excluding all non-cash items described below, was $12.1 million for the third quarter of 2011, compared to $19.6 million for the third quarter of 2010. Please see the table at the back of this release for a reconciliation of EBITDA and Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

The Company operated an average of 11.0 vessels during the third quarter of 2011, earning an average time charter equivalent rate, or TCE rate, of $20,651 per day, compared to an average of 13.1 vessels during the third quarter of 2010, earning an average TCE rate of $22,864 per day. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenue, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Total adjusted operating expenses for the third quarter of 2011 equaled $7.7 million, or approximately $7,592 per day, including vessel operating expenses, management fees, general and administrative expenses and drydocking costs, but excluding $1.1 million of share-based compensation for the period. For the third quarter of 2010, total adjusted operating expenses were $8.6 million, or approximately $7,150 per day, including the same items as mentioned above, but excluding $2.4 million of share-based compensation.

Currently, the Company owns approximately 21.3% of the outstanding common stock of Box Ships Inc. (NYSE:TEU), or Box Ships, a former wholly-owned subsidiary of the Company which successfully completed its initial public offering in April 2011. The investment in Box Ships, an affiliate, is accounted for under the equity method and is separately reflected on Company’s condensed balance sheet. For the third quarter of 2011, the Company recorded income of $1.1 million, representing its share of Box Ships’ net income for the period. We received a cash amount of $0.5 million representing dividend distributions from Box Ships relating to the previous quarterly results of Box Ships.

Third Quarter 2011 Non-cash Items

The Company’s results for the three months ended September 30, 2011 included the following non-cash items:

▪

Depreciation expense of $0.7 million, or $0.01 per basic and diluted share, associated with below market time charters attached to vessels acquired, which increased the Company’s depreciation expense (amortized over the remaining useful life of the vessel).

▪

Impairment loss of $0.7 million, or $0.01 per basic and diluted share, related to the sale of M/V Crystal Seas.

▪

An unrealized loss from interest rate swaps of $0.1 million.

▪

Non-cash expenses of $1.1 million, or $0.02 per basic and diluted share, relating to the amortization of the compensation cost recognized for non-vested share awards issued to the Company’s executive officers, directors and employees.

In total, these non-cash items decreased net income by $2.6 million, or $0.04 per basic and diluted share, for the three months ended September 30, 2011.

Discussion with Bank Lender

As of September 30, 2011, we were not in compliance with the security cover ratio covenant contained in one of our loan agreements. As a result, we may be required to prepay indebtedness or provide additional collateral to our lender in the form of cash or other property in the total amount of $3.75 million in order to eliminate the shortfall and comply with this covenant.

We are currently in discussions with our lender regarding our request to amend the credit facility and cure the breach in the security cover ratio, which was brought about by the continued decline in asset values during the period. It has been our policy, when issues arise in connection with our credit facilities, to make every effort to negotiate amicable long-term solutions with our lenders. Accordingly, we have not determined the amount of our bank indebtedness that should be reflected as current as of September 30, 2011.

Recent Fleet Developments

On October 13, 2011, the Company entered into a Memorandum of Agreement for the sale of M/V Crystal Seas, its 1995-built Handymax drybulk carrier of 43,222 dwt, to an unaffiliated third party for a gross sale price of $14 million. The vessel was delivered to her new owners on November 2, 2011.

Time Charter Coverage Update

Pursuant to its time chartering strategy, the Company mainly employs vessels under fixed rate time charters for periods ranging from one to five years.

On November 7, 2011, the Company announced that it has entered into fixed-rate time charter agreements for two of its Panamax vessels, M/V Kind Seas and M/V Golden Seas, with Mansel LTD, an entity fully owned and controlled by Vitol SA Geneva.

The M/V Kind Seas, a 1999-built, 72,493 dwt Panamax bulkcarrier has been fixed for a period of 13 to 15 months at a gross daily rate of $12,250. In addition, the charterers have an option to extend the charter period for an additional 11 to 13 months at a gross daily rate of $13,750, plus 50% profit sharing based on the Baltic Panamax Average Time Charter Routes.

The M/V Golden Seas, a 2006-built, 74,475 dwt Panamax bulkcarrier, has been fixed for a period of 22 to 25 months at a gross daily rate of $12,250. Furthermore, the charterers have an option to extend the charter period for an additional 11 to 13 months at a gross daily rate of $13,000, plus 50% profit sharing based on the Baltic Panamax Average Time Charter Routes.

In addition, on November 16, 2011, we agreed to enter into a fixed rate time charter agreement for M/V Pearl Seas, a 2006-built, 74,483 dwt Panamax bulkcarrier, with Cargill International S.A. for a period of 22 to 25 months at a gross daily rate of $12,125.

Assuming all charter counter parties fully perform under the terms of the charters, all options exercisable under the charter parties are exercised and including our newbuilding vessels, the Company has secured under such contracts 84%, 59% and 30% of its fleet capacity in 2012, 2013 and 2014, respectively.

Nine months ended September 30, 2011 Financial Results:

Gross time charter revenue for the nine months ended September 30, 2011, was $75.1 million, compared to $89.6 million for the nine months ended September 30, 2010. The Company reported net loss of $11.1 million, or $0.186 per basic and diluted share, for the nine months ended September 30, 2011, calculated on 57,692,787 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the nine months ended September 30, 2010, the Company reported net income of $20.6 million, or $0.402 per basic and diluted share, calculated on 49,481,979 weighted average number of basic and diluted shares.

Excluding all non-cash items described below, adjusted net income for the nine months ended September 30, 2011, was $14.8 million, or $0.250 per basic and diluted share. Adjusted net income for the nine months ended September 30, 2010 was $23.6 million, or $0.461 per basic and diluted share. Please refer to the table at the back of this release for reconciliations of adjusted net income to net income and adjusted earnings per share to earnings per share, the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

EBITDA was $20.9 million for the nine months ended September 30, 2011, compared to $52.6 million for the nine months ended September 30, 2010. This was calculated by adding to net loss of $11.1 million for the nine months ended September 30, 2011, net interest expense and depreciation, that in the aggregate, amounted to $32.0 million for the nine months ended September 30, 2011. Adjusted EBITDA, excluding all non-cash items described below, was $44.7 million for the nine months ended September 30, 2011, compared to $53.6 million for the nine months ended September 30, 2010. Please see the table at the back of this release for a reconciliation of EBITDA and Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

The Company operated an average of 11.9 vessels during the nine months ended September 30, 2011, earning an average TCE rate of $22,512 per day, compared to an average of 11.8 vessels during the nine months ended September 30, 2010, earning an average TCE rate of $26,980 per day. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenue, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Total adjusted operating expenses for the nine months ended September 30, 2011, were $25.0 million, or approximately $7,660 per day, including vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, but excluding $4.0 million of share-based compensation for the period. For the nine months ended September 30, 2010, total adjusted operating expenses were $23.2 million, or approximately $7,213 per day, including vessel operating expenses, management fees and general and administrative expenses and drydocking costs, but excluding $7.3 million of share-based compensation.

For the nine months ended September 30, 2011, the Company recorded $1.6 million income, representing its share of Box Ships’ net income for the period.

Nine months ended September 30, 2011 Non-cash Items

The Company’s results for the nine months ended September 30, 2011, included the following non-cash items:

▪

Depreciation expense of $2.1 million, or $0.04 per basic and diluted share, associated with below market time charters attached to vessels acquired, which increased the Company’s depreciation expense (amortized over the remaining useful life of the vessel).

▪

Impairment loss of $5.7 million, or $0.10 per basic and diluted share, related to the sale of M/V Crystal Seas.

▪

An unrealized gain from interest rate swaps of $0.7 million, or $0.01 per basic and diluted share, respectively.

▪

Loss on sale of vessels of $14.8 million, or $0.26 per basic and diluted share, related to the sale of Box Voyager, Box Trader and CMA CGM Kingfish to Box Ships.

▪

Non-cash expenses of $4.0 million, or $0.07 per basic and diluted share, relating to the amortization of the compensation cost recognized for restricted common shares issued to executive officers, directors and employees and related to share based compensation to the management company.

In the aggregate, these non-cash items decreased net income by $25.9 million, which represents a $0.44 decrease in earnings per basic and diluted share, for the nine months ended September 30, 2011.

Cash Flows

For the nine months ended September 30, 2011, the Company generated net cash from operating activities of $36.2 million, compared to $48.6 million for the nine months ended September 30, 2010. For the nine months ended September 30, 2011, net cash from investing activities was $31.0 million and net cash used in financing activities was $83.9 million. For the nine months ended September 30, 2010, net cash used in investing activities was $184.2 million and net cash from financing activities was $6.3 million.

Conference Call and Webcast:

The Company’s management will host a conference call to discuss its third quarter and nine months ended September 30, 2011 results on November 17, 2011 at 10:00 am Eastern Time.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +44 (0) 1452 542 301 (from outside the US) or 0080 044 131 378 (from Greece). Please quote "Paragon."

A replay of the conference call will be available until November 24, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is +44 (0) 1452 550 000 and the access code required for the replay is: 55939564#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Company’s website (www.paragonship.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Paragon Shipping Inc.

Paragon Shipping Inc. (the Company) is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes. The Company’s current fleet consists of ten drybulk vessels with a total carrying capacity of 704,772 dwt. In addition, the Company entered into contracts for the construction of four Handysize drybulk carriers that are scheduled to be delivered in 2012 and as a result will increase the fleet size to fourteen drybulk vessels with a total carrying capacity of 853,572 dwt.

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts: Investor Relations / Media
Capital Link, Inc. Paul Lampoutis 230 Park Avenue Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: paragon@capitallink.com

- Tables Follow -

Fleet List

Drybulk Fleet

The following tables represent our drybulk fleet and the drybulk newbuilding vessels that we have agreed to acquire as of November 16, 2011.

Operating Drybulk Fleet

Name	Type	Dwt	Year Built
Panamax
Dream Seas	Panamax	75,151	2009
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Total Panamax	8	592,291
Supramax
Friendly Seas	Supramax	58,779	2008
Sapphire Seas	Supramax	53,702	2005
Total Supramax	2	112,481
Grand Total	10	704,772

Drybulk Newbuildings that we have agreed to acquire

Hull no.	Type	Dwt	Expected Delivery
Handysize
Hull no. 604	Handysize	37,200	Q1 2012
Hull no. 605	Handysize	37,200	Q1 2012
Hull no. 612	Handysize	37,200	Q3 2012
Hull no. 625	Handysize	37,200	Q3 2012
Total Handysize	4	148,800

Containership Fleet

The following table represents the containership newbuilding vessels that we have agreed to acquire as of November 16, 2011.

Containership Newbuildings that we have agreed to acquire

Hull no.	TEU	Dwt	Expected Delivery
Hull no. 656 (1)	4,800	56,500	2013
Hull no. 657 (1)	4,800	56,500	2013
Total	9,600	113,000

 (1) The Company has granted to Box Ships an option to purchase.

Summary Fleet Data

(Expressed in United States Dollars where applicable)

	Quarter Ended September 30, 2010	Quarter Ended September 30, 2011
FLEET DATA
Average number of vessels (1)	13.1	11.0
Available days for fleet (2)	1,180	949
Calendar days for fleet (3)	1,206	1,012
Fleet utilization (4)	98%	94%
AVERAGE DAILY RESULTS
Time charter equivalent (5)	22,864	20,651
Vessel operating expenses (6)	4,522	4,660
Drydocking expenses (7)	659	528
Management fees charged by a related party (8)	931	1,164
General and administrative expenses adjusted (9)	1,038	1,240
Total vessel operating expenses adjusted (10)	7,150	7,592

	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011
FLEET DATA
Average number of vessels (1)	11.8	11.9
Available days for fleet (2)	3,126	3,132
Calendar days for fleet (3)	3,211	3,259
Fleet utilization (4)	97%	96%
AVERAGE DAILY RESULTS
Time charter equivalent (5)	26,980	22,512
Time charter equivalent adjusted (5)	25,293	22,512
Vessel operating expenses (6)	4,496	4,585
Drydocking expenses (7)	637	719
Management fees charged by a related party adjusted (8)	894	1,087
General and administrative expenses adjusted (9)	1,186	1,269
Total vessel operating expenses adjusted (10)	7,213	7,660

(1)

Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)

Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days for major repairs, drydocks or special or intermediate surveys.

(3)

Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating available days and is determined by dividing available days by fleet calendar days for the relevant period.

(5)

Time charter equivalent or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

For the time charter equivalent adjusted, other non-cash items relating to the below market time charters attached to vessels acquired, which are amortized over the remaining period of the time charter as an increase to net revenue, have been excluded. The Company excluded amortization of below market acquired time charters because the Company believes that these adjustments provide additional information on the fleet operational results.

(6)

Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)

Daily drydocking expenses are calculated by dividing drydocking expenses by fleet calendar days for the relevant time period.

(8)

Daily management fees are calculated by dividing management fees payable in cash by fleet calendar days for the relevant time period and exclude share based compensation to the management company.

(9)

Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards have been excluded.

(10)

Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, drydocking expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards and share based compensation to the management company have been excluded.

Time Charter Equivalents Reconciliation

(Expressed in United States Dollars where applicable)

	Quarter Ended September 30, 2010	Quarter Ended September 30, 2011
Time Charter Revenue	28,736,569	21,029,614
Less Voyage Expenses	(60,333)	(183,224)
Less Commissions	(1,696,816)	(1,248,649)
Total Revenue, net of voyage expenses	26,979,420	19,597,741
Total available days	1,180	949
Time Charter Equivalent	22,864	20,651

	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011
Time Charter Revenue	89,637,904	75,142,817
Less Voyage Expenses	(245,977)	(411,607)
Less Commissions	(5,053,971)	(4,225,049)
Total Revenue, net of voyage expenses	84,337,956	70,506,161
Total available days	3,126	3,132
Time Charter Equivalent	26,980	22,512
Time Charter Equivalent Adjusted Reconciliation
Time Charter Revenues	89,637,904	75,142,817
Less Voyage Expenses	(245,977)	(411,607)
Less Commission	(5,053,971)	(4,225,049)
Total Revenue, net of voyage expenses	84,337,956	70,506,161
Less Amortization of Below Market Acquired Time Charters	(5,272,803)	-
Total Revenue, net of voyage expenses Adjusted	79,065,153	70,506,161
Total available days	3,126	3,132
Time Charter Equivalent Adjusted	25,293	22,512

PARAGON SHIPPING INC.

Condensed Cash Flow Information

(Expressed in United States Dollars)

	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011
Cash and Cash Equivalents, beginning of period	133,960,178	34,787,935
Cash provided by / (used in):
Operating Activities	48,632,762	36,214,522
Investing Activities	(184,244,729)	30,976,841
Financing Activities	6,263,228	(83,923,078)
Net decrease in Cash and Cash Equivalents	(129,348,739)	(16,731,715)
Cash and Cash Equivalents, end of period	4,611,439	18,056,220

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

EBITDA Reconciliation (1)

(Expressed in United States Dollars)

	Quarter Ended September 30, 2010	Quarter Ended September 30, 2011
Net Income	4,132,175	290,474
Plus Net Interest expense	2,797,052	1,997,806
Plus Depreciation	8,609,539	7,978,328
EBITDA	15,538,766	10,266,608
Adjusted EBITDA Reconciliation
Net Income	4,132,175	290,474
Non-cash depreciation due to below market acquired time charters	695,825	695,825
Impairment loss	-	740,000
Unrealized loss from interest rate swaps	1,571,978	62,088
Non-cash expenses from the amortization of share based compensation cost recognized	2,449,193	1,069,468
Adjusted Net Income	8,849,171	2,857,855
Plus Net Interest expense	2,797,052	1,997,806
Plus Depreciation, adjusted (2)	7,913,714	7,282,503
Adjusted EBITDA	19,559,937	12,138,164

	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011
Net Income / (Loss)	20,597,799	(11,061,826)
Plus Net Interest expense	7,278,697	7,092,036
Plus Depreciation	24,770,574	24,888,317
EBITDA	52,647,070	20,918,527
Adjusted EBITDA Reconciliation
Net Income / (Loss)	20,597,799	(11,061,826)
Non-cash revenue and depreciation due to below market acquired time charters	(3,208,119)	2,064,784
Impairment loss	-	5,740,000
(Gain) / loss on sale of vessels	(262,490)	14,796,471
Unrealized gain from interest rate swaps	(809,342)	(709,911)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	7,296,067	3,991,522
Adjusted Net Income	23,613,915	14,821,040
Plus Net Interest expense	7,278,697	7,092,036
Plus Depreciation, adjusted (2)	22,705,890	22,823,533
Adjusted EBITDA	53,598,502	44,736,609

(1)

Paragon Shipping Inc. considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company’s management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. EBITDA is not an item recognized by generally accepted accounting principles in the United States of America (U.S. GAAP) and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by U.S. GAAP. The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company excluded non-cash items to derive the adjusted net income and the adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results.

(2)

Excludes a portion of depreciation charged on purchase price adjustment allocated to vessel cost for vessels acquired with below market charters.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Net Income and Adjusted Net Income Reconciliation

(Expressed in United States Dollars)

U.S. GAAP Financial Information	Quarter Ended September 30, 2010	Quarter Ended September 30, 2011
Net Income	4,132,175	290,474
Net Income attributable to non-vested share awards	140,634	6,550
Net Income available to common shareholders	3,991,541	283,924
Weighted average number of common shares basic and diluted	49,482,858	58,512,677
Earnings per common share basic and diluted	0.081	0.005
Reconciliation of Net Income to Adjusted Net Income
Net Income	4,132,175	290,474
Non-cash depreciation due to below market acquired time charters	695,825	695,825
Impairment loss	-	740,000
Unrealized loss from interest rate swaps	1,571,978	62,088
Non-cash expenses from the amortization of compensation cost recognized	2,449,193	1,069,468
Adjusted Net Income	8,849,171	2,857,855
Adjusted Net Income attributable to non-vested share awards	301,172	64,442
Adjusted Net Income available to common shareholders	8,547,999	2,793,413
Weighted average number of common shares basic and diluted	49,482,858	58,512,677
Adjusted earnings per common share basic and diluted(1)	0.173	0.048

(1)

Adjusted Net Income and Adjusted earnings per share is not an item recognized by U.S. GAAP and should not be considered as an alternative to Net Income and Earnings per share or any other indicator of a Company’s operating performance required by U.S. GAAP. The Company excluded non-cash items to derive at the adjusted net income and the adjusted earnings per share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Net Income and Adjusted Net Income Reconciliation

(Expressed in United States Dollars)

U.S. GAAP Financial Information	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011
Net Income / (Loss)	20,597,799	(11,061,826)
Net Income / (Loss) attributable to non-vested share awards	702,448	(303,326)
Net Income / (Loss) available to common shareholders	19,895,351	(10,758,500)
Weighted average number of common shares basic and diluted	49,481,979	57,692,787
Earnings / (Loss) per common share basic and diluted	0.402	(0.186)
Reconciliation of Net Income to Adjusted Net Income
Net Income / (Loss)	20,597,799	(11,061,826)
Non-cash revenue and depreciation due to below market acquired time charters	(3,208,119)	2,064,784
Impairment loss	-	5,740,000
(Gain) / loss on sale of vessels	(262,490)	14,796,471
Unrealized gain from interest rate swaps	(809,342)	(709,911)
Non-cash expenses from the amortization of compensation cost recognized and share based compensation to the management company	7,296,067	3,991,522
Adjusted Net Income	23,613,915	14,821,040
Adjusted Net Income attributable to non-vested share awards	805,307	406,407
Adjusted Net Income available to common shareholders	22,808,608	14,414,633
Weighted average number of common shares basic and diluted	49,481,979	57,692,787
Adjusted earnings per common share basic and diluted(1)	0.461	0.250

(1)

Adjusted Net Income and Adjusted earnings per share is not an item recognized by U.S. GAAP and should not be considered as an alternative to Net Income and Earnings per share or any other indicator of a Company’s operating performance required by U.S. GAAP. The Company excluded non-cash items to derive at the adjusted net income and the adjusted earnings per share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results.

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2010 and September 30, 2011
(Expressed in United States Dollars)
December 31, 2010		September 30, 2011
Assets

Cash and restricted cash (current and non-current)	59,787,935	43,056,220
Other current assets	5,725,343	6,091,875
Vessels, net	695,148,227	561,775,464
Advances for vessel acquisitions and vessels under construction	58,460,129	63,017,384
Other fixed assets, net	231,745	411,246
Investment in affiliate	-	38,662,198
Loan to affiliate	-	15,000,000
Other non-current assets	1,922,631	2,319,152

Total Assets	821,276,010	730,333,539

Liabilities and Shareholders' Equity

Bank debt (1)	317,835,000	226,050,000
Other liabilities	12,969,343	11,719,978
Total shareholders' equity	490,471,667	492,563,561

Total Liabilities and Shareholders' Equity	821,276,010	730,333,539

Unaudited Condensed Consolidated Statements of Income
For the three months ended September 30, 2010 and 2011
(Expressed in United States Dollars)

	Three Months Ended	Three Months Ended
	September 30, 2010	September 30, 2011
Revenue
Time charter revenue	28,736,569	21,029,614
Less: commissions	1,696,816	1,248,649
Net Revenue	27,039,753	19,780,965

Expenses / (Income)
Voyage expenses	60,333	183,224
Vessels operating expenses	5,453,655	4,715,822
Dry-docking expenses	795,037	534,187
Management fees charged by a related party	1,122,363	1,177,881
Depreciation	8,609,539	7,978,328
General and administrative expenses	3,701,284	2,324,223
Impairment loss	-	740,000
Bad debt provisions	-	83,277
Gain from vessel early redelivery	-	(118,002)
Operating Income	7,297,542	2,162,025

Other Income / (Expenses)
Interest and finance costs	(2,838,063)	(2,179,670)
Loss on derivatives	(1,734,993)	(1,001,274)
Interest income	41,011	181,864
Equity in net income of affiliate	-	1,092,722
Foreign currency gain	1,366,678	34,807
Total Other Expenses, net	(3,165,367)	(1,871,551)
Net Income	4,132,175	290,474

Earnings per Class A common share, basic and diluted	$ 0.081	$0.005

Weighted average number of Class A common shares, basic and diluted	49,482,858	58,512,677

(1) See section titled “Discussion with Bank Lender”.

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Income
For the nine months ended September 30, 2010 and 2011
(Expressed in United States Dollars)

	Nine Months Ended	Nine Months Ended
	September 30, 2010	September 30, 2011
Revenue
Time charter revenue	89,637,904	75,142,817
Less: commissions	5,053,971	4,225,049
Net Revenue	84,583,933	70,917,768

Expenses / (Income)
Voyage expenses	245,977	411,607
Vessels operating expenses	14,435,705	14,942,693
Dry-docking expenses	2,045,677	2,344,248
Management fees charged by a related party	2,871,756	3,789,819
Depreciation	24,770,574	24,888,317
General and administrative expenses	11,102,728	7,877,762
Impairment loss	-	5,740,000
Bad debt provisions	-	335,669
(Gain) / loss on sale of assets / vessel acquisition option	(851,030)	14,796,471
Gain from vessel early redelivery	(113,338)	(1,031,167)
Operating Income / (Loss)	30,075,884	(3,177,651)

Other Income / (Expenses)
Interest and finance costs	(7,567,723)	(7,519,522)
Loss on derivatives	(3,525,377)	(2,401,847)
Interest income	289,026	427,486
Equity in net income of affiliate	-	1,575,012
Foreign currency gain	1,325,989	34,696
Total Other Expenses, net	(9,478,085)	(7,884,175)
Net Income / (Loss)	20,597,799	(11,061,826)

Earnings / (Loss) per Class A common share, basic and diluted	$ 0.402	($0.186)

Weighted average number of Class A common shares, basic and diluted	49,481,979	57,692,787